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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 4, 1997

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)



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FOR IMMEDIATE RELEASE

     EDITORIAL CONTACT:
     Dan Spaulding
     Micro Focus
     (415) 843-7358
     jds@microfocus.com

                MICRO FOCUS(R) INTRODUCES INDUSTRY-LEADING CHANGE
                 AND TEST SOFTWARE FOR YEAR 2000 CRISIS SOLUTION

    Workbench/2000(TM) Enhances Company's Award-winning Softfactory/2000(TM) for Increased Savings and Productivity in Y2k Compliance

PALO ALTO, CALIF.--AUG. 4, 1997--Micro Focus (NASDAQ:MIFGY), a leading supplier of tools and solutions for the development and maintenance of enterprise application systems, today announced the availability of Workbench/2000(TM), an industry-proven development and testing environment for modifying programming code for Year 2000 (Y2K) compliance and general MVS application maintenance.

     Workbench/2000 is the only Y2K testing tool in the industry to offer an extensive MVS compatible, distributed maintenance and development environment. Unlike rival industry offerings which utilize scarce and expensive mainframe resources for testing, Micro Focus makes use of PC and local area network technology to enable continuous operations away from the host mainframe for increased savings and programmer productivity.

     "Workbench/2000 is a highly productive change and testing tool that introduces a more focused working environment and a faster development process that is not dependent on mainframe technology, as are other testing tools in the industry," said Stephanie Moore, senior analyst at the Giga Information Group. "Micro Focus' strategy of moving these operations to the distributed environment will provide significant benefits for many of its customers."

     Workbench/2000 provides the technology needed during the change and test phases of Y2K projects, as well as the tools for general MVS maintenance and development for operations well beyond the turn of the century. It is part of Micro Focus' award-winning SoftFactory/2000(TM), a seamless, comprehensive Y2K toolset and methodology that enables IT organizations to correct Y2K problems with intelligent rules optimized for logic-based remediation for more efficient compliance.

     "We chose the Micro Focus solution because it is a product set based on proven technology and it ensures a productive, cost-effective end-to-end solution for us," said Peter Szirmak, a senior at Information Balance, a Toronto-based training and consulting company offering comprehensive Y2K services. "With Workbench we offer unit-tested delivery of modifications from our Year 2000 Factory. This is important because we ensure superior quality while most other out-sourcing vendors provide only untested modifications."

     Animator(R) is Workbench/2000's visual interactive debugging environment for program source code. It enables users to modify and test applications visually, allowing continuous monitoring of the effects of Y2K date changes while providing instantaneous verification of the Y2K modifications in a single-unit mode, as well as within the entire application.

     "Micro Focus has leveraged more than 20 years of experience in maintaining legacy systems to create the industry's fastest load-and-go testing environment in Workbench/2000," said Peter Katz, Micro Focus Year 2000 Solution general manager. "Workbench/2000 also offers the industry's leading COBOL mainframe compatibility, enabling users to maintain their current code investment."

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     Workbench/2000's DateWarp capability is used during unit testing of changed source code to modify the current date without affecting other workstation applications, giving users flexibility when testing the results of a date change during or before programs are executed. Regression testing includes recording pre-tests for playing and recording all output on the screen, making changes and recording post-tests, and then comparing the results. Animator's analyze function keeps track of all modified code to ensure all changes have been tested and do not affect other areas of the program code.

     Workbench/2000  is  available  today  from  Micro  Focus.  Online  help and
"show-me   scripts"  guiding   developers   through  program   analysis,   error
identification, code correction, and program testing are also available.

     The SoftFactory/2000 suite of applications also includes SmartFind/2000(TM), an intelligent rules-based analysis tool for identifying lines of COBOL code that require Y2K remediation; Revolve/2000(TM), a proven tool for identifying and categorizing Y2K code in several languages and supporting multiple Y2K conversion methodologies; and Process/2000(TM), a proven planning and implementation guide for Y2K conversions.

     Micro Focus provides tools and technology to help corporations meet changing business requirements. The company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for: Distributed Computing --developing and deploying production systems in distributed environments; Legacy Solutions --moving application development and maintenance off the mainframe; and Year 2000 assessment and implementation --providing solutions for preparing systems to handle the millennium date change.

     In the U.S., Micro Focus is located at 2465 East Bayshore Road, Palo Alto, Calif. 94303. Telephone: 415/856-4161. In the U.K., the company is located at The Lawn, Old Bath Road, Newbury, England, RG14 1QN. Telephone: 01635-32646. For additional information on Micro Focus and its products, visit Micro Focus' Web site at http://www.microfocus.com .

                                      ###

Micro Focus and Animator are registered trademarks of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective holders.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 25, 1997            By:   /s/ Loren E. Hillberg
                                        ---------------------------------
                                        Loren E. Hillberg
                                        Vice President and General Counsel